SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

Corporate Taxpayers Enrollment (“CNPJ”) No. 33.700.394/0001 -40
Registry of Commerce Enrollment (“NIRE”) No. 35.300.102.771

PUBLICLY HELD COMPANY

SUMMARY MINUTES OF ANNUAL SHAREHOLDERS MEETING, HELD ON MARCH 21, 2007.

VENUE AND TIME:	Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo, at 11:10 a.m.

BOARD:	Gabriel Jorge Ferreira - Chairman
Claudia Politanski – Secretary

QUORUM:	Shareholders representing more than 2/3 of the voting capital.

ATTENDANCE:	a) Company’s officers;

b) Member of the Audit Committee; and

c) Mr. Paulo Miron, representative of PricewaterhouseCoopers Auditores Independentes, the Company’s independent auditor.

CALL NOTICE:	Published in the Official Gazette of the State of São Paulo, editions of March 06, 07 and 08, 2007, on pages 19, 99 and 57, respectively, and in Valor Econômico newspaper, editions of March 06, 07 and 08, 2007, on pages A-10, A-10 and C-3, respectively.

NOTICE TO SHAREHOLDERS:	Notice to shareholders was not published as allowed by Fifth Paragraph of Article 133 of Law 6.404, of December 15, 1976.

RESOLUTIONS UNANIMOUSLY TAKEN:

1. Approved the Financial Statements, the Management Report, as well as the Independent Auditor’s Report related to the fiscal year ended on December 31,

2006, which were published together with the Audit Committee opinion in the Official Gazette of the State of São Paulo, edition of February 15, 2007, on pages 09 to 21, and in the Valor Econômico newspaper, edition of February 15, 2007, on pages A21 to A29.

2. Ratified, pursuant to the terms of the Financial Statements approved herein, the distribution of the results accrued on the fiscal year ended on December 31, 2006, as follows: out of the net profit, accrued in the total amount of R$1,750,010,677.54, (a) R$87,500,533.87 have been assigned to the Legal Reserve; (b) R$772,024,761.57 have been assigned to the Statutory Reserve designed to ensure that the Company has adequate operating margins; and (c) R$890,485,382.10 were assigned to the payment of Interest on Capital Stock to the Company’s shareholders, considered part of the mandatory dividend, in as per the provisions of article 9th of the Law N. 9,249/95.

3. Reelected, as members of the Board of Directors, with term of office until the Annual Shareholders Meeting to be held on 2008, Messrs.: (i) ARMINIO FRAGA NETO, Brazilian citizen, married, economist, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 4th floor, bearer of the Identity Card RG No. 3.801.096 -IFP/RJ and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 469.065.257 -00; (ii) ISRAEL VAINBOIM, Brazilian citizen, divorced, engineer, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 22nd floor, bearer of the Identity Card RG No. 14.189.351 -SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 090.997.197 -87; (iii) JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO, Brazilian citizen, married, engineer, domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso N. 891 – 4th floor, bearer of the Identity Card RG No. 4.442.051 IFP-RJ and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 706.192.477 -20; (iv) JOAQUIM FRANCISCO DE CASTRO NETO, Brazilian citizen, married, businessman, domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso N. 891 – 4th floor, bearer of the Identity Card RG No. 3.343.795 -6-SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 026.491.797 -91; (v) PEDRO LUIZ BODIN DE MORAES, Brazilian citizen, married, economist, domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Passagem, No. 170, 7th floor, bearer of the Identity Card RG No. 3.733.122 -IFP-RJ and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 548.346.867 -87; (vi) PEDRO MOREIRA SALLES, Brazilian citizen, married, banker, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 4th floor, bearer of the Identity Card RG No. 19.979.952 -SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 551.222.567 -72; and (vii) PEDRO SAMPAIO MALAN, Brazilan citizen, divorced, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso N. 891 – 4th floor, bearer of the Identity Card RG N. 160.639 – Aeronautic Ministry (“Ministério da Aeronáutica”) and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 028.897.227 -91.

4. Elected, as members of the Board of Directors, with term of office until the Annual Shareholders Meeting to be held on 2008, Messrs.: (i) FRANCISCO EDUARDO DE ALMEIDA PINTO, Brazilian citizen, divorced, economist, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 22nd floor, bearer of Identity Card (RG) No. 04.266.777 -87-SSP-SP and enrolled the Individual Taxpayer Registry (“CPF”) under No. 664.266.777 -87; and GUILHERME AFFONSO FERREIRA, Brazilian citizen, judicially separated, businessman, domiciled in the City of São Paulo, State of São Paulo, at Rua Estados Unidos, No. 1.342, bearer of Identity Card (RG) No. 4.405.163 -SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 762.604.298 -00

5. Registered in a briefly way in the present minutes the mention of gratefulness for the members of the Board of Directors that were not reelected by this Meeting, Mr. Gabriel Jorge Ferreira, who was part of the history of this Company and of UNIBANCO Group, and was member of the Board of Directors of the Company for many years. All the presents have expressed their thankfulness for the benefits that his presence brought to all those who had the opportunity to work with him, as well as for the relevant contributions left for the Company and UNIBANCO Group as a hole, and also the legacy left with its role model of dedication, engagement, effort and courage.

6. Elected, as members of the Audit Committee, with term of office until the Annual Shareholders Meeting to be held on 2009, Messrs.: (i) ISRAEL VAINBOIM, above qualified; and (ii) ROGÉRIO PAULO CALDERÓN PERES, Brazilian citizen, married, businessman and accountant, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 22nd floor, bearer of Identity Card (RG) No. 05.212.295 -SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 035.248.608 -26. The term of office of the members of the Audit Committee that were elected on the Annual Shareholders Meeting held on 2004, Messrs. Gabriel Jorge Ferreira, Eduardo Augusto de Almeida Guimarães and Guy Almeida Andrade remains without any modification, and will end on the Annual Shareholders Meeting to be held on 2009.

7. The following annual global amounts of the Company’s management, which also includes the advantages and benefits of any nature eventually attributed, was set on up to R$7,000,000.00 to the Board of Directors and to the Audit Committee and up to R$170,000,000.00 to the Board of Officers, considering that such amounts may be readjusted in accordance with the remuneration policy adopted by the Company, to be attributed to its respective members in the form decided by the Board of Directors. Such amounts already include the amounts related to profit and income sharing in accordance with the terms of Law N. 10.101, of 12.19.2000, to be paid to the Directors that have employment bonds with the Company, in accordance with the respective plans of the Company in effect.

AUDIT BOARD: There were no manifestation on the part of the Audit Board, as it was not on duty.

São Paulo, March 21st, 2007.

(authorized signatures): Gabriel Jorge Ferreira - Chairman
Claudia Politanski – Secretary

SHAREHOLDERS: ISRAEL VAINBOIM; p/ BAHEMA PARTICIPAÇÕES S.A. - Silvia Maria Affonso Ferreira de Almeida Prado – Officer; ADRIANO DE OLIVEIRA MONTICO; GABRIEL JORGE FERREIRA; p/ UNIBANCO HOLDINGS S.A.- Geraldo Travaglia Filho and José Lucas Ferreira de Melo - Officers; GERALDO TRAVAGLIA FILHO; OSIAS SANTANA DE BRITO; REGINA LONGO SANCHEZ; JOSÉ LUCAS FERREIRA DE MELO; LEILA CRISTIANE BARBOZA BRAGA DE MELO; CLAUDIA POLITANSKI; p.p. CLASSE “A” FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR FUNDO DE INVESTIMENTO EM AÇÕES C. LIVRE; DYNAMO PUMA II FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES; PUMA INVEST LLC; ASCESE FUNDO DE INVESTIMENTO EM AÇÕES; DYBRA FUNDO DE INVESTIMENTO EM AÇÕES; FEBRA FUNDO DE INVESTIMENTO EM AÇÕES e TNAD FUNDO DE INVESTIMENTO EM AÇÕES – Mario Coelho Joppert – attorney-in-fact; and RINALDO DETTINO. This is a revised copy of the original minutes registered in the book “Minutes of Annual Meeting” of the company, and its publication is hereby authorized.

São Paulo, March 21st, 2007.

___________________________________
CLAUDIA POLITANSKI
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 26, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.